                                EXHIBIT (a) (7)

                  Text of Press Release Dated February 9, 2005

                            [Van Kampen Letterhead]

NEWS RELEASE

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Lou Anne D. McInnis
800/869-6397

FOR MEDIA RELATIONS CONTACT:
Chad Peterson
(212) 762-9612


                          VAN KAMPEN SENIOR LOAN FUND
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES


        CHICAGO (February 9, 2005) -- Van Kampen Senior Loan Fund, distributed by Van Kampen Funds Inc., a subsidiary of Van Kampen Investments Inc. ("Van Kampen"), announced today the final results of its tender offer for up to 20% of its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Time, on January 21, 2005.

        The Fund reported that 9,585,702 Class B Shares and 1,490,380 Class C Shares were validly tendered through the expiration date and were not withdrawn. All 9,585,702 Class B Shares tendered were purchased at a price of $9.07 per share, the net asset value of such class at the time the offer expired. All 1,490,380 Class C Shares tendered were purchased at a price of $9.07 per share, the net asset value of such class at the time the offer expired. Payment for the shares purchased was mailed prior to the date hereof.

        As indicated in the Fund's current prospectus, the Board of Trustees of the Fund currently intends, each quarter, to consider authorizing the Fund to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

        The Fund commenced operations on October 5, 1989 and had total assets of approximately $2 billion as of January 21, 2005.

        Van Kampen is one of the nation's largest investment management companies with more than $97 billion in assets under management or supervision as of December 31, 2004. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. Van Kampen is a wholly owned subsidiary of Morgan Stanley (NYSE: MWD).

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For more complete information, including risk considerations, fees, sales charges and ongoing expenses, please contact your financial advisor for a prospectus or download one at www.vankampen.com. Please read it carefully before you invest or send money.

Copyright (C) 2005 Van Kampen Funds Inc. All Rights Reserved 3172-D02-ANS-02/05 Member NASD/SIPC.